SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of April 2010

List of Exhibits:

1.	News Release entitled, “NEW HOLLAND LAUNCHES CONTEST TO FIND AMERICA’S BEST LANDSCAPER”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

April 7, 2010

FOR IMMEDIATE RELEASE

Contact:

Tom McLaughlin	Tim Montgomery
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	tmontgomery@cooperhong.com

NEW HOLLAND LAUNCHES CONTEST TO FIND AMERICA’S BEST LANDSCAPER

Contractor with Best Design/Build Project to Win a New Skid Steer Loader

RACINE, Wis. (April 6, 2010) – One talented landscape contractor will win a New Holland skid steer loader at the 2010 GIE+EXPO show in October. New Holland Construction is sponsoring the 2010 Landscaper’s Challenge, a nationwide contest to find the best design and build project of the year.

The 2010 Landscaper’s Challenge sponsorship is a perfect fit for New Holland, a company with a 38-year legacy that began with the introduction of the New Holland L35 skid steer loader. Landscape contractors and other equipment operators have long recognized the value of New Holland skid steers on the job to tackle everything from grading, plowing and rock picking to posthole digging and material handling.

“New Holland has focused on the landscaping industry ever since we introduced our first skid steer loader in 1972,” said Dave December, marketing manager for New Holland Construction. “This contest illustrates our deep commitment to the hard-working landscape contractors in the field every day. Our machine’s lift-and-carry capability is a great asset to any company’s design and build operation.”

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Page Two / New Holland Launches Contest to Find America’s Best Landscaper

To participate in the contest, landscape contractors must register online at www.lawnandlandscape.com. Contestants are also required to provide a summary – 300 words or less – that describes a unique landscaping project and explains why this project represents their company’s best work in terms of challenges or difficult technical problems they overcame.

Six semi-finalists will be chosen throughout the year – one each month from April through September. The grand prize winner will be selected from the semi-finalists and announced during the first day of the GIE+EXPO show, held Oct. 28-31 in Louisville, Ky.

Each monthly winner will have their unique project highlighted in an issue of Lawn & Landscape magazine and receive $250 worth of New Holland merchandise. Lawn & Landscape is the leading source for business management information, industry news and research in the professional landscape contracting industry.

The grand prize winner will receive a New Holland L170 skid steer loader worth more than $32,000.

To enter the contest and get complete contest rules, please visit www.lawnandlandscape.com and click on the 2010 Landscaper’s Challenge icon on the home page.

For more information on New Holland Construction, please visit www.newholland.com. For a skid steer loader product demonstration, see your local New Holland dealer.

New Holland Construction manufactures and markets a full line of skid steer loaders, compact track loaders, loader backhoes, tractor loaders, excavators, compact and full-sized wheel loaders, crawler dozers, motor graders and telehandlers. More information is available at www.newholland.com. New Holland is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), which is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH can be found online at www.cnh.com.

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